Filed pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration No. 333-162874
November 8, 2010

$30.2 Million Common Stock Follow-on Offering

Terms and Conditions

ISSUER:	DexCom, Inc. (the “Company”)

SECURITIES OFFERED:	2,850,000 shares of common stock

OFFERING PRICE:	$10.60 (USD) per share of common stock

GROSS PROCEEDS:	$30,210,000 (USD)

OVER-ALLOTMENT OPTION:	The Company has granted the underwriter a 30-day over allotment option to purchase up to 427,500 additional shares of common stock, exercisable in whole or in part at the same price per share to cover over-allotments, if any.

USE OF PROCEEDS:	The Company expects to use the net proceeds from the sale of the shares for working capital and general corporate purposes.

FORM OF OFFERING:	Firm-commitment underwritten public offering pursuant to a registration statement on Form S-3 that was filed November 4, 2009 and declared effective on November 23, 2009.

LISTING:	The shares are listed on The NASDAQ Global Market under the symbol “DXCM.”

TRADE DATE:	November 9, 2010

SETTLEMENT DATE:	November 15, 2010

LOCK-UP PROVISIONS:	The Company, its executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, the Company and each of these persons may not, without the prior written approval of the underwriters, subject to limited exceptions, offer, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or enter into any swap or other arrangement that transfers any economic consequences of ownership of the Company’s common stock or other securities that are substantially similar to the Company’s common stock, or securities convertible into or exercisable or exchangeable for warrants or other rights to purchase the Company’s common stock and other securities. These restrictions will be in effect for a period of 90 days after the date of the filing of the final prospectus supplement for the offering to which this communication relates.

ELIGIBILITY:	No eligibility restrictions of the shares in the United States. The shares may be sold to Canadian residents who qualify as institutional accredited investors under applicable Canadian securities laws, in transactions that are exempt from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws. Any shares sold to Canadian residents may be resold only in accordance with further exemptions from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws.

UNDERWRITER:	Canaccord Genuity Inc.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it by calling Canaccord Genuity at (617) 371-3900 or sending a request to the offices of Canaccord Genuity, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110.